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Nick Bolitho

Entrepreneurial revenue generator

Greater Boston Area

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 RMS Media Group

Anglia Polytechnic University

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500+ connections

Leading the strategy for generating more profitable revenue by building the bridge from concept to field execution. Accountable for all revenue generating functions including marketing, sales, customer support, and business development. Specialties: P&L Management New Product Diligence and Lau...

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Activity

1,274 followers

 Users of Glassdoor are usually unhappy with their jobs...that's why they're ther...
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1 Like

 Northshore Media Kit: Instagram
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https://lnkd.in/efdwi-v #dining #localfood #northshore
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Our friends at Royal Jewelers are GIVING AWAY this awesome watch....
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2 Likes • 1 Comment

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Experience

Director of Sales

RMS Media Group

May 2017 – Present · 1 yr 10 mos

RMS Media Group publishes and represents a combination of online and offline publications serving the luxury market. Proprietary brands include Northshore Television, Magazine and Homes, Ocean Home , Luxury Pools + Outdoor Living and signature lifestyle events. RMS also represents several luxury lifestyle magazines including Aston Martin, Audi, Bentley, BMW, Ferrari, Four Seasons , and more.

Sales Director

Chimani

Sep 2016 – Present · 2 yrs 6 mos

Building out sales infrastructure and selling sponsorships for the leading developer of mobile apps to help you explore the outdoors. Our intuitive apps draw on the power of GPS-enabled interactive mapping technology to guide your outdoor adventures.

















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Medford Brewing Company

Apr 2015 – Present · 3 yrs 11 mos
Medford, ma

Making craft beer with a universal appeal. Friendly people, tasty beer

Director of SaaS Sales - USA
JoVE
Aug 2015 – Mar 2016 · 8 mos

Managing and cultivating the US SaaS sales team, offering science video journals and databases with the mission to increase productivity in scientific research and education.

Our institutional clients comprise more than 920 universities, colleges, biotech and... See more

Chief Revenue Officer
Union Leader Corporation
Sep 2012 – May 2015 · 2 yrs 9 mos
Greater Boston Area

Strategic revenue direction for the leading media company in New Hampshire.
Driving integration and alignment between all revenue-related functions and departments, including marketing, sales, production, service and customer support. Evaluating new opportunities, creating new products, re-engineering existing products for profitab... See more

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Education

Anglia Polytechnic University
Business Finance
1991 – 1994

Volunteer Experience

At Large Board Member
Medford Soccer
Dec 2011 – Dec 2014 • 3 yrs 1 mo

Skills & Endorsements

Advertising · 59

Endorsed by Kirk MacDonald and 7 others who are highly skilled at this

Endorsed by 4 of Nick's colleagues at New Hampshire Union Leader

Online Advertising · 40

Endorsed by Kirk MacDonald and 4 others who are highly skilled at this

Endorsed by 2 of Nick's colleagues at New Hampshire Union Leader

Social Media · 33

Endorsed by Jonathan Shubow and 2 others who are highly skilled at this

Endorsed by 2 of Nick's colleagues at JoVE

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